WELLPOINT, INC.

March 24, 2005

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance (Mail Stop 3-9)

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re:	WellPoint, Inc.
Registration Statement on Form S-4 (File No. 333-123217)

Dear Mr. Riedler,

Reference is made to your letter dated March 17, 2005 regarding the Registration Statement filed by WellPoint, Inc. (“WellPoint”) to register under the Securities Act its offer to exchange (the “Exchange Offer”) up to $300,000,000 of its 3.750% notes due 2007, $300,000,000 of its 4.250% notes due 2009, $500,000,000 of its 5.000% notes due 2014 and $500,000,000 of its 5.950% notes due 2034 (collectively, the “New Notes”) for all of its outstanding 3.750% Notes due 2007, its outstanding 4.250% notes due 2009, its outstanding 5.000% notes due 2014 and its outstanding 5.950% notes due 2034 (collectively, the “Existing Notes”).

Your letter requests that WellPoint provide with a request for acceleration of the Registration Statement the following:

•	a statement that WellPoint is registering its Exchange Offer in reliance on the positions enunciated by the Staff of the Securities and Exchange Commission in the Exxon Capital Holdings Corporation SEC No-Action Letter, dated May 13, 1988 (the “Exxon Capital Holdings Corporation SEC No-Action Letter”), the Morgan Stanley & Co., Inc. SEC No-Action Letter, dated June 5, 1991 (the “Morgan Stanley & Co. SEC No-Action Letter”) and the Sherman & Sterling SEC No-Action Letter, dated July 2, 1993 (the “Sherman & Sterling SEC No-Action Letter” and, together with the Exxon Capital Holdings Corporation SEC No-Action Letter and the Morgan Stanley & Co. SEC No-Action Letter, the “ relevant SEC No-Action Letters”); and

•	the representations contained in the Morgan Stanley & Co. No-Action Letter and the Sherman & Sterling No-Action Letter.

Pursuant to the Staff’s requests, WellPoint supplementally confirms that WellPoint is relying on the positions enunciated by the Staff of the Securities and Exchange Commission (the “Commission”) in the relevant SEC No-Action Letters.

In addition, WellPoint hereby makes the following representations to the Commission contained in the Morgan Stanley & Co. SEC No-Action Letter (with appropriate modifications reflecting the terms used in WellPoint’s Exchange Offer):

WellPoint has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and, to the best of WellPoint’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, WellPoint will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the registered Exchange Offer (1) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (avail. April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. WellPoint acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

WellPoint hereby makes the following further representations to the Commission contained in the Sherman & Sterling SEC No-Action Letter (with appropriate modifications reflecting the terms used in WellPoint’s Exchange Offer):

(1)	no broker-dealer has entered into any arrangement or understanding with WellPoint or an affiliate of WellPoint to distribute the New Notes; and

(2)	WellPoint will:

(i)	make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Existing Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Existing Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer); and

(ii)	include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer an additional provision in substantially the following form:

if the exchange offeree is a broker-dealer holding Existing Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Existing Notes pursuant to the Exchange Offer.

The transmittal letter or similar documentation may also include a statement to the effect that:

by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Finally, below please find the acknowledgement requested of WellPoint in your letter:

WellPoint represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and WellPoint represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WellPoint further acknowledges, that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions or require further clarification of these statements and representations, please contact me at (317) 488-6264 or Daniel G. Dufner, Jr. of White & Case LLP at (212) 819-8560, Kevin Keogh of White & Case LLP at (212) 819-8227 or Brandon Bentley of White & Case at (212) 819-8553.

WELLPOINT, INC

By:	/s/ Michael C. Wyatt
Name: Michael C. Wyatt
Title: Vice President and Counsel

cc:	Daniel G. Dufner, White & Case LLP
Kevin Keogh, White & Case LLP
Brandon Bentley, White & Case LLP